

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Mario J. Gabelli
Chief Executive Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **Re: GAMCO Investors, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2012**
> **File No. 001-14761**

Dear Mr. Gabelli:

We have limited our review of your filing to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3: Vote on Board Consideration of Reclassification of Class B Stock, page 5

Reclassification of Class B Stock

1.   Prior to a reclassification and conversion, the Class B shareholders represent 74 percent of the outstanding common stock and 96 percent of the total voting power on a combined basis. Please disclose the percentage of common stock and voting power that the Class B shareholders will hold if the Class B shares are reclassified and converted using a conversion ratio of 1.15 and 1.25.

2.   To the extent that you have considered alternative procedures for eliminating the dual class structure, please identify these alternatives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director